Exhibit 99.1

BALLARD POWER SYSTEMS INC. Consolidated Balance Sheets (Expressed in thousands of U.S. dollars)

	June 30, 2006	December 31, 2005

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$86,929	$148,919
Short-term investments	126,154	84,114
Accounts receivable	10,614	14,666
Inventories	15,449	13,847
Prepaid expenses and other current assets	1,416	1,409

	240,562	262,955
Property, plant and equipment	56,941	60,045
Intangible assets	30,501	37,588
Goodwill	155,324	155,324
Investments	5,020	8,852
Other long-term assets	—	110

	$488,348	$524,874

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$19,432	$24,655
Deferred revenue	2,006	811
Accrued warranty liabilities	12,789	16,451

	34,227	41,917
Long-term liabilities	10,783	10,142

	45,010	52,059
Shareholders’ equity:
Share capital	1,163,861	1,161,281
Contributed surplus	64,492	62,017
Accumulated deficit	(784,779)	(750,247)
Cumulative translation adjustment	(236)	(236)

	443,338	472,815

	$488,348	$524,874

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC. Consolidated Statements of Operations and Accumulated Deficit Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Revenues:
Product & service revenue	$10,791	$8,951	$19,072	$19,939
Engineering development revenue	4,301	—	8,556	—

Total revenues	15,092	8,951	27,628	19,939
Cost of revenues and expenses:
Cost of product & service revenues	7,168	7,326	11,514	18,935
Research and product development	15,540	19,462	30,476	39,535
General and administrative	3,758	4,581	7,332	8,971
Marketing and business development	2,324	2,072	4,257	4,144
Depreciation and amortization	5,338	6,891	10,723	13,805

Total cost of revenues and expenses	34,128	40,332	64,302	85,390

Loss before undernoted	(19,036)	(31,381)	(36,674)	(65,451)
Investment and other income	4,258	2,810	6,251	5,133
Loss on disposal and write-down of long-lived assets	(1,403)	(308)	(1,468)	(312)
Equity in loss of associated companies	(2,435)	(619)	(3,775)	(1,223)

Loss before income taxes	(18,616)	(29,498)	(35,666)	(61,853)
Income taxes (recovery)	(1,268)	—	(1,134)	91

Net loss for period	(17,348)	(29,498)	(34,532)	(61,944)
Accumulated deficit, beginning of period	(767,431)	(695,710)	(750,247)	(663,264)

Accumulated deficit, end of period	$(784,779)	$(725,208)	$(784,779)	$(725,208)
Basic and diluted loss per share	$(0.15)	$(0.24)	$(0.31)	$(0.50)

Weighted average number of common shares outstanding	113,187,129	123,678,338	112,886,361	123,207,634

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Cash Flows Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Cash provided by (used for):
Operating activities:
Net loss for period	$(17,348)	$(29,498)	$(34,532)	$(61,944)
Items not affecting cash:
Compensatory shares	2,081	1,058	3,878	3,302
Depreciation and amortization	6,103	7,696	12,225	15,528
Loss on sale & write-down of long-lived assets	1,403	308	1,468	312
Equity in loss of associated companies	2,435	619	3,775	1,223
Other	(83)	(82)	(165)	(165)

	(5,409)	(19,899)	(13,351)	(41,744)

Changes in non-cash working capital:
Accounts receivable	1,639	(969)	4,052	3,680
Inventories	(370)	(1,254)	(1,602)	(3,705)
Prepaid expenses and other current assets	(274)	45	(7)	383
Accounts payable and accrued liabilities	1,091	218	(4,080)	(4,459)
Deferred revenue	(2,386)	(344)	1,360	(1,438)
Accrued warranty liabilities	(803)	(4,982)	(3,662)	(6,052)
Net current assets & liabilities held for sale	—	(590)	—	1,622

	(1,103)	(7,876)	(3,939)	(9,969)

Cash used by operations	(6,512)	(27,775)	(17,290)	(51,713)

Investing activities:
Net increase (decrease) in short-term investments	14,512	(30,832)	(42,040)	(93,352)
Additions to property, plant and equipment	(1,614)	(973)	(2,948)	(1,444)
Proceeds on sale of long-lived assets (note 2)	3,311	140	3,366	201
Investments made (note 2)	(3,831)	—	(3,863)	(37)
Other long-term assets	188	(501)	110	(961)
Long-term liabilities	298	(69)	641	91

	12,864	(32,235)	(44,734)	(95,502)

Financing activities:
Net proceeds on issuance of share capital	34	—	34	44,887

	34	—	34	44,887

Increase (decrease) in cash and cash equivalents	6,386	(60,010)	(61,990)	(102,328)
Cash and cash equivalents, beginning of period	80,543	146,430	148,919	188,748

Cash and cash equivalents, end of period	$86,929	$86,420	$86,929	$86,420

Supplemental disclosure of cash flow information (note 5)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s Consolidated Financial Statements for the year ended December 31, 2005 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.	Investments:

During the six months ended June 30, 2006, the Corporation made an additional investment of $8,511,000 (2005 – nil) in EBARA BALLARD Corporation representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders.  Recorded against the investment in EBARA BALLARD was the receipt of $5,254,000, a related party transaction, for the grant of a license to certain intellectual property and manufacturing rights and $3,775,000 representing the Corporation’s proportionate share of EBARA BALLARD’s equity loss for the six months ended June 30, 2006.

The Corporation also made an additional investment of $610,000 (2005 – $37,000) in Chrysalix Energy Limited Partnership.

In May 2006, the Corporation disposed of its investment in QuestAir Technologies Inc. for proceeds of $3,302,000, resulting in the recognition of a loss of $618,000 included in Loss on disposal and write-down of long-lived assets.

3.	Employee future benefits:

The Corporation maintains two defined benefit pension plans.  The benefits under the pension plans are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s employee future benefit plans, in aggregate, is as follows:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Pension plans	$248	$345	$498	$693
Other benefit plans	155	118	360	235

	$403	$463	$858	$928

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.	Share capital:

During the three and six month periods ended June 30, 2006, compensation expense of $815,000 (2005 – $956,000) and $1,710,000 (2005 – $1,917,000), respectively, was recorded in net loss as a result of fair value accounting for share options.

During the three and six month periods ended June 30, 2006, options to acquire nil (2005 – nil) and 1,309,250 (2005 – 779,250) common shares, respectively, were granted with a fair value of $3.87 per share (2005 - $3.95) and vesting periods of three years (2005 – three years).  The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Six months ended June 30

	2006	2005

Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	59%	60%
Risk-free interest rate	4%	4%

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  As at December 31, 2005, all stock options granted prior to December 31, 2002 had been fully vested; therefore, no pro forma information is required for the three and six months ended June 30, 2006.  For 2005, if computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	Three months ended June 30, 2005	Six months ended June 30, 2005

Net loss	$29,498	$61,944
Compensation charge related to options granted	2,080	6,131

Pro-forma net loss	$31,578	$68,075

Pro-forma basic and diluted loss per share	$0.26	$0.55

          As at June 30, 2006, options to purchase 6,025,205 common shares were outstanding.

5.	Supplemental disclosure of cash flow information:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Income taxes paid	$—	$107	$—	$145
Non-cash financing and investing activities
Compensatory shares	$—	$145	$2,223	$2,510

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6.	Segmented financial information:

The Corporation’s business operates in three market segments:  Automotive, Power Generation and Material Products. The Corporation designs, develops and manufactures PEM fuel cell products and electric drive systems for the Automotive market segment. The Corporation designs, develops and manufactures PEM fuel cell products and power electronics for the Power Generation market segment.  The Corporation’s Material Products segment designs, develops and manufactures carbon fiber products primarily for sale to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other shared costs are allocated based on headcount and square footage.  Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by the Corporation.  A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, the Corporation does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis.  No change in segment definition has been made in the quarter.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6.	Segmented financial information (continued):

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Revenues
Automotive	$7,525	$4,375	$14,445	$11,849
Power Generation	4,780	1,507	7,208	2,360
Material Products	2,787	3,069	5,975	5,730

	$15,092	$8,951	$27,628	$19,939

Segment income (loss) for period(1)
Automotive	$(1,697)	$(686)	$(1,047)	$(1,804)
Power Generation	1,335	(6,877)	1,314	(14,348)
Material Products	(200)	(344)	(71)	(852)

Total	(562)	(7,907)	196	(17,004)
Corporate amounts
Research and product development	(7,054)	(9,930)	(14,558)	(21,527)
General and administrative	(3,758)	(4,581)	(7,332)	(8,971)
Marketing and business development	(2,324)	(2,072)	(4,257)	(4,144)
Depreciation and amortization	(5,338)	(6,891)	(10,723)	(13,805)
Investment and other income	4,258	2,810	6,251	5,133
Loss on sale and write-down of long-lived assets	(1,403)	(308)	(1,468)	(312)
Equity in loss of associated companies	(2,435)	(619)	(3,775)	(1,223)

Loss before income taxes	$(18,616)	$(29,498)	$(35,666)	$(61,853)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three and six month periods ended June 30, 2006.  As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2005. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2005. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries.  This discussion and analysis is dated July 14, 2006.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

THREE MONTHS ENDED JUNE 30, 2006

Our revenues for the three months ended June 30, 2006 were $15.1 million, compared to $9.0 million for the same period in 2005.  During the second quarter of 2006, engineering development revenue increased $4.3 million and product and service revenues increased $1.8 million, or 21%, compared to the same quarter last year.  The increase in engineering development revenue resulted from work performed and achievement of the milestones under the next generation automotive fuel cell and electric drive development programs and the 1kW residential cogeneration fuel cell development program.  Product and service revenue totaled $10.8 million for the current year quarter, with product revenues of $6.5 million and service revenues of $4.3 million, compared to product revenues of $6.3 million and service revenues of $2.7 million in the second quarter of 2005.  The service revenue increase of $1.6 million was primarily driven by our contract to provide field service for fuel cell powered buses in Europe and non-recurring engineering activities for Power Generation customers.  While overall product revenues for the quarter were up only 3%, normalizing for discontinued products of automotive fuel cell systems and electronic power converters, our product sales, this quarter compared to the same quarter last year, were up $1.9 million dollars or 41%, driven by higher stack sales to the automotive, residential co-generation and forklift markets.

Our net loss for the three months ended June 30, 2006 was $17.3 million, or ($0.15) per share, compared with a net loss of $29.5 million, or ($0.24) per share for the same period in 2005.  Our lower net loss quarter over quarter resulted from a $4.3 million increase in engineering development revenues, a $2.0 million improvement in product and service margins and a $6.0 million decline in operating expenses and depreciation and amortization.  Our improved margins reflect increased service revenues.  The decrease in operating expenses for the second quarter of 2006 compared to 2005 was due to our sale of Ballard Power Systems AG (“BPSAG”), which accounted for $6.5 million of the reduction, along with cost reduction initiatives that were implemented in late 2005, partially offset by increases in research and development expenditures.

Operating cash consumption (see Non-GAAP Measures on page 14) for the three months ended June 30, 2006 decreased 72% to $8.1 million, compared to $28.7 million in 2005.  The decrease in operating cash consumption was driven by lower losses and working capital requirements, partially offset by slightly higher capital expenditures.

SIX MONTHS ENDED JUNE 30, 2006

Our revenues for the six months ended June 30, 2006 were $27.6 million, compared to $19.9 million for the same period in 2005.  During the first six months of 2006, engineering development revenue increased $8.6 million and product and service revenues decreased $0.9 million, or 4%, compared to the same period last year.  The increase in engineering development revenue resulted from work performed and achievement of the milestones under our development programs.  Product revenues decreased due to the 2005 sale of BPSAG, which contributed $5.5 million of automotive system product revenues in the six months ended June 30, 2005.  Partially offsetting the overall decline in product and service revenues for the six months ended June 30, 2006 was an increase in service revenue of $3.9 million, mainly driven by our contract to provide field service for fuel cell powered buses in Europe and non-recurring engineering activities for Power Generation customers, along with an increase in fuel cell shipments to Automotive and Power Generation customers.

Our net loss for the six months ended June 30, 2006 was $34.5 million, or ($0.31) per share, compared with a net loss of $61.9 million, or ($0.50) per share for the same period in 2005.  The primary reasons for the lower loss in 2006 are a $8.6 million increase in engineering development revenues, a $6.6 million improvement in product and service margins and a $13.7 million decline in operating expenses and depreciation and amortization.  Our improved margins reflect increased service revenues and improved margins on our Automotive and Material Products sales.  The sale of BPSAG contributed $13.5 million to the decline in operating expenses along with cost reduction initiatives that were implemented in late 2005.

Operating cash consumption (see Non-GAAP Measures) for the six months ended June 30, 2006 was $20.2 million compared to $53.2 million for the same period in 2005.  Reduced operating expenses and lower outflows for working capital were partially offset by slightly higher capital spending year over year.

SIGNIFICANT DEVELOPMENTS

AUTOMOTIVE

In January 2006, we signed an $8.3 million contract to service 27 Mercedes-Benz Citaro Ballard fuel cell-powered buses that will run on European roads this year as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration that began in late 2003.

MATERIAL PRODUCTS

During the first quarter of 2006, we were awarded a four-year extension of a contract for the supply of carbon friction material for automatic transmissions valued at approximately $40 million.

CORPORATE

During the second quarter of 2006, as part of our sharpening focus on our core activities, we disposed of our investment in QuestAir Technologies Inc. (“QuestAir”) for proceeds of $3.3 million, resulting in a loss on disposal of $0.6 million.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  The application of these and other accounting policies are described in note 1 to our 2005 annual consolidated financial statements and did not change in the three and six month periods ended June 30, 2006.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development and services. These contracts provide for the payment for services based on our achieving defined milestones or on the completion of certain product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the percentage of completion method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn service revenue, which are recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three and six month periods ended June 30, 2006 and 2005, there were no material adjustments to engineering development and service revenues recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended June 30, 2006 and 2005 were reduced by a net amount of $1.2 million and $3.2 million, respectively, and for the six months ended June 30, 2006 and 2005 were reduced by a net amount of $3.5 million and $5.7 million, respectively.  The majority of our warranty provision is for automotive fuel cell products and the adjustments are driven by contractual expirations and changes in assumptions for operating hours, reliability and expected lifetime.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended June 30, 2006 and 2005, inventory provisions of $63,000 and $45,000, respectively, were recorded as a charge to cost of product and service revenues.  During the six months ended June 30, 2006 and 2005, inventory provisions of $63,000 and $300,000, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred.  During the three and six month periods ended June 30, 2006 and 2005, no write-downs of our investments were recorded; however, as described above, we disposed of our investment in QuestAir for a loss of $0.6 million during the three months ended June 30, 2006.

INTANGIBLE ASSETS AND GOODWILL

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet.  In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years.  At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment.  Among other things, this review considers the fair value of the business based on discounted estimated cash flows.  If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.  During the three and six month periods ended June 30, 2006 and 2005, no write-downs of intangible assets or goodwill were recorded.

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2006 were $15.1 million, a $6.1 million or 69% increase over the same period in 2005.  Revenues for the six months ended June 30, 2006 were $27.6 million, a $7.7 million or 39% increase over the comparative period in 2005.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended June 30

	2006			2005

(Expressed in thousands of U.S. dollars)	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Automotive	$4,798	$2,727	$7,525	$4,375	$—	$4,375
Power Generation	3,206	1,574	4,780	1,507	—	1,507
Material Products	2,787	—	2,787	3,069	—	3,069

	$10,791	$4,301	$15,092	$8,951	$—	$8,951

	Six months ended June 30

	2006			2005

(Expressed in thousands of U.S. dollars)	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Automotive	$8,484	$5,961	$14,445	$11,849	$—	$11,849
Power Generation	4,613	2,595	7,208	2,360	—	2,360
Material Products	5,975	—	5,975	5,730	—	5,730

	$19,072	$8,556	$27,628	$19,939	$—	$19,939

Automotive product and service revenues for the three months ended June 30, 2006 increased by $0.4 million, or 10% from the comparative period in 2005.  Automotive service revenue increased $0.4 million for the second quarter as a result of increased service revenue for our customer’s bus fleets in Europe.  Increases in Automotive service revenues and increases in shipments of our next generation automotive fuel cells were partially offset by our 2005 sale of BPSAG, which recorded automotive system product revenues of $1.2 million during the same period in 2005.

Automotive product and service revenues for the six months ended June 30, 2006 decreased $3.4 million, or 28%, from the same period in 2005.  Automotive service revenue increased $2.2 million, but was offset by our sale of BPSAG, which recorded automotive system product revenues of $5.5 million in the same period in 2005.

Automotive engineering development revenue for the three and six month periods ended June 30, 2006 of $2.7 million and $6.0 million, respectively, primarily reflects the completion of work and achievement of development milestones under our development programs for our customers, the related costs of which are included in research and development expenses. The automotive engineering development revenue during the six months ended June 30, 2006 resulted from our next generation automotive fuel cell and electric drive programs.

Power Generation revenues for the three and six month periods ended June 30, 2006 increased by $3.3 million, or 217%, and $4.8 million, or 205%, respectively, compared to the same periods in 2005, due primarily to engineering development revenues in 2006 under our next generation 1kW residential cogeneration fuel cell program.  This revenue reflects the percentage of completion of the development program for our customer, the related costs of which are included in research and development expenses.  Power Generation product and service revenues increased by $1.7 million, or 113%, and $2.3 million, or 95%, respectively for the three and six month periods, compared to the prior year periods, as higher sales of our 1kW residential cogeneration and Mark 9 SSLTM fuel cells and higher non-recurring engineering service revenues were partly offset by a decline of $0.5 million and $0.8 million for the three and six month periods, respectively, in sales of Ecostar™ power converters.

Material Products revenues for the three and six month periods ended June 30, 2006 decreased by $0.3 million, or 9%, and increased by $0.2 million, or 4%, respectively, compared to the same periods in 2005, due primarily to fluctuations in vehicle production volumes by our main customer.

Cost of product and service revenues for the three months ended June 30, 2006 were $7.2 million, a decrease of $0.2 million or 2% compared to the same period in 2005.  Cost of product and service revenues for the six months ended June 30, 2006 were $11.5 million, a decrease of $7.4 million or 39% compared to the same period last year.  The decrease quarter over prior year quarter primarily relates to cost reductions associated with our service activities partly offset by lower reductions of our warranty liability in the current year.  For the six months ended June 30, 2006, lower automotive product revenues were a primary driver in the lower cost of revenues compared to the same period in 2005.   Gross margins improved on product and service revenues for our Automotive and Material Product segments for the six months ended June 30, 2006.

Cost of product and service revenues during the three and six month periods ended June 30, 2006 were reduced for the reversal of accrued warranty liabilities of $1.2 million and $3.5 million related to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells.  For the three and six month periods ended June 30, 2005, cost of product and service revenues included an accrued warranty liability reversal of $3.2 million and $5.7 million, respectively, due to contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells.

Research and product development expenses for the three months ended June 30, 2006 were $15.5 million, a decrease of $3.9 million or 20%, compared to the same period in 2005.  Research and product development expenses for the six months ended June 30, 2006 were $30.5 million, a decrease of $9.1 million or 23%, compared to the same period in 2005.  The principal driver of lower research and product development costs was our sale of BPSAG, which incurred $5.6 million and $11.7 million of research and development costs during the three and six months ended June 30, 2005.  Offsetting the impact of the sale of BPSAG were increases in expenditures for our next generation automotive fuel cell during the three and six months ended June 30, 2006, along with the effect of a stronger Canadian dollar, relative to the U.S. dollar, compared to the same periods in 2005.

Included in research and product development expenses for the three and six month periods ended June 30, 2006, were costs of $7.7 million and $14.4 million, respectively, related to our achievement of predefined milestones for our customers under the current development programs for which we earned engineering development revenue.  Costs associated with the current development programs incurred during the three and six month periods ended June 30, 2005 were $0.2 million and $0.4 million, respectively.

General and administrative expenses for the three months ended June 30, 2006 were $3.8 million, a decrease of $0.8 million or 18%, compared to the same period in 2005.  General and administrative expenses for the six months ended June 30, 2006 were $7.3 million, a decrease of $1.6 million or 18% compared to the same period in 2005.  For the three months ended June 30, 2006, the decline in general and administrative expenses is primarily a result of our sale of BPSAG in the third quarter of 2005 along with the reduction of consulting costs, which were incurred in 2005.  The reduction for the six months ended June 30, 2006 was impacted by the above items, and also by cost reduction initiatives that were implemented in late 2005.

Marketing and business development expenses for the three months ended June 30, 2006 were $2.3 million, a $0.3 million or 12% increase compared to the same period of 2005.  Marketing and business development expenses for the six months ended June 30, 2006 were $4.3 million, a $0.1 million or 3% increase compared to the same period in 2005.  The increase reflects increased marketing support in Japan and Germany along with increased business development activities, partially offset by the sale of BPSAG.

Depreciation and amortization was $5.3 million for the three months ended June 30, 2006, a decrease of $1.6 million or 23% compared to the same period in 2005. Depreciation and amortization was $10.7 million for the six months ended June 30, 2006, a decrease of $3.1 million or 22% as compared to the same period in 2005.  Lower intangible asset balances in 2006, due to certain write-downs in the second half of 2005, resulted in lower depreciation and amortization during the current year quarters compared to the prior year.

Loss on disposal and write-down of long-live assets were $1.4 million for the three months ended June 30, 2006, compared to $0.3 million for the corresponding period in 2005.  Loss on disposal and write-down of long-live assets were $1.5 million for the six months ended June 30, 2006, compared to $0.3 million for the corresponding period in 2005.  The expense in 2006 is a result of a loss on disposal of our investment in QuestAir along with write-downs for obsolete and non-functioning capital assets.

Investment and other income was $4.3 million for the three months ended June 30, 2006, compared to $2.8 million for the corresponding period in 2005.  Investment and other income was $6.3 million for the six months ended June 30, 2006, compared to $5.1 million for the corresponding period in 2005.

The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

	Three months ended June 30		Six months ended June 30

(Expressed in thousands of U.S. dollars)	2006	2005	2006	2005

Investment and other income	$2,485	$2,191	$4,648	$3,780
Foreign exchange gain (loss)	1,773	619	1,603	1,353

	$4,258	$2,810	$6,251	$5,133

Investment and other income, excluding foreign exchange gain, was $2.5 million and $4.6 million for the three and six month periods ended June 30, 2006, respectively, an increase of $0.3 million, or 13%, and $0.9 million, or 23%, compared to the same periods in 2005.  The improvement was a result of higher interest rates, partly offset by the effect of lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods.  The foreign exchange gains for the three and six month periods ended June 30, 2006 and 2005 results primarily from the strengthening of the Canadian dollar during the respective periods.  We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars.  Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $213.1 million as at June 30, 2006, a decrease of $20.0 million from the end of 2005.  The decrease was driven by net losses (excluding non-cash items) of $13.4 million, working capital cash outflows of $3.9 million and capital expenditures of $2.9 million.

Cash, cash equivalents and short-term investments were $231.3 million as at June 30, 2005, a decrease of $9.0 million from the end of 2004.  The 2005 decrease was primarily driven by net losses (excluding non-cash items) of $41.7 million, working capital outflows of $10.0 million, and capital expenditures of $1.4 million, partly offset by $44.9 million in equity funding received from DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”).

For the three months ended June 30, 2006, working capital requirements resulted in cash outflows of $1.1 million compared to $7.9 million for the corresponding period in 2005.  In the second quarter of 2006, working capital outflows were primarily a result of lower deferred revenue of $2.4 million as revenue was recognized upon completion of services.  In addition, lower warranty liabilities of $0.8 million were driven by warranty expenditures to service vehicles in the field and reversals of accrued warranty provisions (see discussion in cost of product and service revenues).  These outflows were partially offset by improved cash flows for accounts receivable of $1.6 million due to the timing of collections and for accounts payable and accrued liabilities of $1.1 million.  Working capital outflows during the second quarter of 2005 resulted from inventory increases of $1.3 million due to raw material purchases, and warranty expenditures and adjustments of $5.0 million.

For the six months ended June 30, 2006, working capital requirements resulted in cash outflows of $3.9 million compared to $10.0 million for the corresponding period in 2005.  In the first half of 2006, working capital outflows were driven by cash outflows from accounts payable and accrued liabilities of $4.1 million, primarily as a result of payments of 2005 employee bonuses and the timing of payments.  Accrued warranty liabilities were lower by $3.7 million as a result of expenditures to service our automotive and bus fuel cells, along with warranty adjustments, discussed above.  Cash outflows related to inventory were $1.6 million and reflect increased inventory purchases to begin production of our next generation automotive fuel cells.   The above working capital outflows were partially offset by lower accounts receivable balances of $4.1 million as a result of collections of our engineering development revenues, and an increase in receipts for deferred revenue of $1.4 million.   Working capital outflows for the six months ended June 30, 2005 were mainly a result of warranty expenditures and adjustments of $6.1 million, lower accounts payable of $4.5 million, as a result of bonus payments and reduced expenditures, higher inventory of $3.7 million due to raw material purchases and service requirements, and lower deferred revenue of $1.4 million as revenue was recognized upon completion of services.  These 2005 cash outflows were offset by inflows from accounts receivables of $3.7 million and lower working capital requirements of $1.6 million related to assets and liabilities held for sale, associated with the sale of BPSAG.

Investing activities resulted in cash inflows of $12.9 million and cash outflows of $44.7 million for the three and six month periods ended June 30, 2006, respectively, compared to cash outflows of $32.2 million and $95.5 million during the corresponding periods in 2005.  Changes in short-term investments resulted in cash inflows of $14.5 million and outflows of $42.0 million for the three and six month periods ended June 30, 2006.  Balances changed between cash equivalents and short-term investments as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns.  Capital spending of $1.6 million and $2.9 million for the three and six month periods ended June 30, 2006 was primarily for manufacturing, test and computer equipment.  Capital spending of $1.0 million and $1.4 million for the three and six month periods ended June 30, 2005 was primarily for lab, test and computer equipment.  During the second quarter of 2006, we sold our investment in QuestAir for proceeds of $3.3 million.  We also made an additional investment of $0.6 million in Chrysalix Energy Limited Partnership.  During the current quarter, net cash outflows of $3.3 million related to an additional investment in EBARA Ballard Corporation (“EBARA BALLARD”) offset by licensing cash receipts from EBARA BALLARD.

Financing activities resulted in cash inflows of $34,000 for the three and six month periods ended June 30, 2006, compared to nil and $44.9 million in the respective periods of 2005.  Financing activities for 2006 relate to the net proceeds from the exercise of employee stock options, while the 2005 activities reflect equity funding received from DaimlerChrysler and Ford.

As at July 14, 2006, we had 113,188,492 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had stock options to purchase 5,971,713 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2006, we had cash, cash equivalents and short-term investments totaling $213.1 million.  We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products.  Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows.  Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where development funding (engineering development revenue) is available to support product development activities; license technologies in cases where it is advantageous to us; and access available government funding for research and development projects.  In addition, we will likely need to access additional funding in the next few years, depending on the timing and impact on cash requirements of the various factors noted above.  This may include financing from public equity markets or strategic investors.  Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on outcomes of the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with customers; our success in generating revenue growth from near-term product opportunities, such as residential cogeneration in Japan and materials handling applications; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Our operating cash consumption (see Non-GAAP Measures) for the three and six month periods ended June 30, 2006 was $8.1 million and $20.2 million.  For the same periods in 2005, operating cash consumption was $28.7 million of which $6.1 million related to BPSAG and $53.2 million of which $10.9 million related to BPSAG, respectively.  We continue to expect our operating cash consumption for 2006 to be in the range of $50 to 65 million.  Based on our improved operating performance for the first half of 2006, we now expect that our operating cash consumption for 2006 will be in the lower end of the range.

We expect overall revenues for 2006 to increase to between $55 and $65 million compared to $53.7 million in 2005.  Engineering development revenue for the next generation automotive fuel cell and electric drive programs is expected to improve in 2006 as our programs advance and we continue to meet our customer milestones.  In addition, we expect to see increased engineering development revenue from our next generation 1kW residential cogeneration fuel cell program.  Automotive and power generation product and service revenues for 2006 are expected in total to be comparable to 2005.  For power generation, increased sales of our 1kW residential cogeneration fuel cells and Mark9 SSL™ fuel cells will be offset by lower sales of our Ecostar™ power converters.  Material product revenues are also expected to be comparable in 2006.

DaimlerChrysler and Ford have jointly signed development agreements under which activities commenced in 2005.  The joint development agreements will provide us with future development funding of up to $40 million, which we record as engineering development revenue.  We will receive future funding of up to $29 million for the development of the next generation automotive fuel cell subject to achievement of technical milestones and up to $11 million for the development of the next generation fuel cell electric drive, subject to our completion of work.  This excludes product revenues expected from these programs.

Through our agreement with EBARA Corporation (“EBARA”) and EBARA BALLARD, we will receive $13 million in future engineering development revenue through to 2008 for the development of our next generation 1kW residential cogeneration fuel cell product, subject to the completion of the work pursuant to technical milestones under the development program.  We will also receive an equity investment from EBARA of $5.9 million in September 2006.  In addition, we will receive future license fees of $10.6 million net of taxes between 2007 and 2008.  We will use the proceeds from these license fees and the equity investments in us from EBARA to make $16.8 million in equity contributions to EBARA BALLARD between 2007 and 2008.  The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation 1kW residential cogeneration fuel cell system.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities through approximately the end of 2009.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations.  We record these derivatives at their fair value as either assets or liabilities on our balance sheet.  Any changes in fair value are recorded in our net loss.  As at June 30, 2006, no material forward foreign exchange contracts were outstanding.

As at June 30, 2006, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2005.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. The prices and terms of sale and purchase transactions with related parties are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also in the past purchased intellectual property and obtained from and granted licenses to related parties.

Related party transactions for the periods indicated are as follows:

	Three months ended June 30		Six months ended June 30

(Expressed in thousands of U.S. dollars)	2006	2005	2006	2005

Transactions during the period with related parties:
Revenues from products and service, and engineering development	$9,652	$2,913	$16,949	$9,352
Purchases	$494	$142	$605	$414
Contract research and development expenditures	$—	$102	$—	$213

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended

(Expressed in thousands of U.S. dollars, except per share amounts)	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005

Product and service revenues	$10,791	$8,281	$10,629	$7,631
Engineering development revenue	4,301	4,255	7,038	8,496

Total revenue	$15,092	$12,536	$17,667	$16,127
Net loss	$(17,348)	$(17,184)	$(16,146)	$(8,893)
Net loss per share	$(0.15)	$(0.15)	$(0.14)	$(0.07)
Weighted average common shares outstanding (000s)	113,187	112,861	112,725	119,779

	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004

Product and service revenues	$8,951	$10,988	$19,249	$22,611
Engineering development revenue	—	—	1,285	1,019

Total revenue	$8,951	$10,988	$20,534	$23,630
Net loss	$(29,498)	$(32,446)	$(55,108)	$(52,581)
Net loss per share	$(0.24)	$(0.26)	$(0.46)	$(0.44)
Weighted average common shares outstanding (000s)	123,678	122,732	118,694	118,515

Summary of Quarterly Results:  There are no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods are affected primarily by the following factors:

•

Product and service revenues: Increased product and service revenues in the third and fourth quarters of 2004 were a result of product deliveries related to our fuel cell bus program to customers in California and China, and higher shipments of our previous generation automotive fuel cells, which reflect the timing of our customers’ fuel cell vehicle deployments.  As a result of our sale of BPSAG, there were no automotive system revenues subsequent to the third quarter of 2005.  Service activities increased in the fourth quarter of 2005 and first and second quarters of 2006 and related mainly to our fuel cell bus program.

•

Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs.  Lower engineering development revenue negatively impacted the first and second quarters of 2005, due to the completion of the previous generation automotive fuel cell development program while the commencement of revenues under our next generation automotive fuel cell and electric drive programs was reflected in the increase in engineering development revenue in the third and fourth quarters of 2005 and first and second quarters of 2006.  The fourth quarter of 2005 and first and second quarters of 2006 and were also positively affected by the commencement of revenues from our 1kW residential cogeneration fuel cell development program.

•

Gain (loss) on assets held for sale:  The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on assets held for sale related to the sale of BPSAG.  The net loss for the third quarter of 2004 was impacted by a $23.1 million loss related to the same transaction.

•

Loss on disposal and write-down of long-lived assets:  The third quarter of 2005 and the fourth quarter of 2004 included write-downs of $7.4 million and $13.2 million, respectively, for capital assets and intellectual property associated with our Ecostar™ power converter. The net loss for the fourth quarter of 2004 and the second quarter of 2006 reflect a write-down in carrying value of $2.5 million and a loss on disposal of $0.6 million, respectively, related to QuestAir.

•

Operating expenditures:  For each of the past four quarters, quarterly operating expenditures decreased relative to the corresponding periods in prior years.  The sale of BPSAG in the third quarter of 2005 resulted in lower operating expenditures in subsequent quarters.  In addition, the winding-down of the previous generation automotive fuel cell program through late 2004 and early 2005 along with the benefits of cost reduction initiatives contributed to the decreasing operating expense quarter over prior year quarter.

•	Depreciation and amortization: Depreciation and amortization in quarters for 2006 and 2005 were also lower because of write-downs of intellectual property in December 2004 and September 2005.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2006 Annual Information Form and remain substantially unchanged.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  A description of operating cash consumption, a non-GAAP measure, and a reconciliation to financial statement line items for the periods indicated are as follows:

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

	Three months ended June 30		Six months ended June 30

(Expressed in thousands of U.S. dollars)	2006	2005	2006	2005

Operating cash consumption
Cash used by operations	$(6,512)	$(27,775)	$(17,290)	$(51,713)
Additions to property, plant and equipment	(1,614)	(973)	(2,948)	(1,444)

Operating cash consumption	$(8,126)	$(28,748)	$(20,238)	$(53,157)